UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                              (Amendment No. __)*

                                M/I HOMES, INC.
                               (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.01 PER SHARE
                        (Title of Class of Securities)

                                   55305B101
                                (CUSIP Number)

                                  May 5, 2005
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ] Rule 13d-1(b)

     [X] Rule 13d-1(c)

     [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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|CUSIP No. 55305B101||Page 2 of 9 Pages|
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|1 |NAME OF REPORTING PERSON                                              |
|  |                                                                      |
|  |                                    Basswood Capital Management, LLC  |
|  |                                                                      |
|  |S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                     |
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|2 |CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) *    |
|  |                                                             (b) X    |
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|3 |SEC USE ONLY                                                          |
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|4 |CITIZENSHIP OR PLACE OF ORGANIZATION                                  |
|  |                                                                      |
|  |           Delaware                                                   |
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|                  |       5       |SOLE VOTING POWER                     |
|                  |               |                                      |
|    NUMBER OF     |               |           -0-                        |
                   --------------------------------------------------------
|      SHARES      |       6       |SHARED VOTING POWER                   |
|   BENEFICIALLY   |               |                                      |
|     OWNED BY     |               |           718,600 shares             |
                   --------------------------------------------------------
|       EACH       |       7       |SOLE DISPOSITIVE POWER                |
|    REPORTING     |               |                                      |
|      PERSON      |               |           -0-                        |
                   --------------------------------------------------------
|       WITH       |       8       |SHARED DISPOSITIVE POWER              |
|                  |               |                                      |
|                  |               |           718,600 shares             |
---------------------------------------------------------------------------
|9 |AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON          |
|  |                                                                      |
|  |           718,600  shares                                            |
---------------------------------------------------------------------------
|10|CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**|
---------------------------------------------------------------------------
|11|PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                     |
|  |                                                                      |
|  |           5.0%                                                       |
---------------------------------------------------------------------------
|12|TYPE OF REPORTING PERSON*                                             |
|  |           OO                                                         |
---------------------------------------------------------------------------

----------------------------------------
|CUSIP No. 55305B101||Page 3 of 9 Pages|
----------------------------------------


---------------------------------------------------------------------------
|1 |NAME OF REPORTING PERSON                                              |
|  |                                                                      |
|  |           Matthew Lindenbaum                                         |
|  |                                                                      |
|  |S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                     |
---------------------------------------------------------------------------
|2 |CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) *    |
|  |                                                             (b) X    |
---------------------------------------------------------------------------
|3 |SEC USE ONLY                                                          |
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|4 |CITIZENSHIP OR PLACE OF ORGANIZATION                                  |
|  |                                                                      |
|  |           United States                                              |
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|                  |       5       |SOLE VOTING POWER                     |
|                  |               |                                      |
|    NUMBER OF     |               |           2,215 shares               |
                   --------------------------------------------------------
|      SHARES      |       6       |SHARED VOTING POWER                   |
|   BENEFICIALLY   |               |                                      |
|     OWNED BY     |               |           718,600 shares             |
                   --------------------------------------------------------
|       EACH       |       7       |SOLE DISPOSITIVE POWER                |
|    REPORTING     |               |                                      |
|      PERSON      |               |           2,215 shares               |
                   --------------------------------------------------------
|       WITH       |       8       |SHARED DISPOSITIVE POWER              |
|                  |               |                                      |
|                  |               |           718,600 shares             |
---------------------------------------------------------------------------
|9 |AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON          |
|  |                                                                      |
|  |           720,815 shares                                             |
---------------------------------------------------------------------------
|10|CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**|
---------------------------------------------------------------------------
|11|PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                     |
|  |                                                                      |
|  |           5.0%                                                       |
---------------------------------------------------------------------------
|12|TYPE OF REPORTING PERSON*                                             |
|  |           IN                                                         |
---------------------------------------------------------------------------

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|CUSIP No. 55305B101||Page 4 of 9 Pages|
----------------------------------------


---------------------------------------------------------------------------
|1 |NAME OF REPORTING PERSON                                              |
|  |                                                                      |
|  |           Bennett Lindenbaum                                         |
|  |                                                                      |
|  |S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                     |
---------------------------------------------------------------------------
|2 |CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) *    |
|  |                                                             (b) X    |
---------------------------------------------------------------------------
|3 |SEC USE ONLY                                                          |
---------------------------------------------------------------------------
|4 |CITIZENSHIP OR PLACE OF ORGANIZATION                                  |
|  |                                                                      |
|  |           United States                                              |
---------------------------------------------------------------------------
|                  |       5       |SOLE VOTING POWER                     |
|                  |               |                                      |
|    NUMBER OF     |               |           2,465 shares               |
                   --------------------------------------------------------
|      SHARES      |       6       |SHARED VOTING POWER                   |
|   BENEFICIALLY   |               |                                      |
|     OWNED BY     |               |           718,600 shares             |
                   --------------------------------------------------------
|       EACH       |       7       |SOLE DISPOSITIVE POWER                |
|    REPORTING     |               |                                      |
|      PERSON      |               |           2,465 shares               |
                   --------------------------------------------------------
|       WITH       |       8       |SHARED DISPOSITIVE POWER              |
|                  |               |                                      |
|                  |               |           718,600 shares             |
---------------------------------------------------------------------------
|9 |AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON          |
|  |                                                                      |
|  |           721,065 shares                                             |
---------------------------------------------------------------------------
|10|CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**|
---------------------------------------------------------------------------
|11|PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                     |
|  |                                                                      |
|  |           5.0%                                                       |
---------------------------------------------------------------------------
|12|TYPE OF REPORTING PERSON*                                             |
|  |           IN                                                         |
---------------------------------------------------------------------------

Item 1(a).   Name of Issuer:

           M/I Homes, Inc.

Item 1(b).   Address of Issuer's Principal Executive Offices:

           3 Easton Oval
           Suite 500
           Columbus, Ohio 43219

Items 2(a)    Name and Principal Business Address of Person Filing:
and 2(b).

           This Schedule is being jointly filed by:

           (i) Basswood Capital Management, LLC, a Delaware limited liability company ("Basswood"), which acts as investment advisor to one or more domestic investment funds (the "Domestic Funds"), offshore investment funds (the "Offshore Funds", and collectively with the Domestic Funds, the "Funds") and institutional managed accounts (the "Managed Accounts"), with respect to the shares held by the Funds and the Managed Accounts;

           (ii) Matthew Lindenbaum, a Managing Member of Basswood, with respect to all of the reported shares; and

           (iii)Bennett Lindenbaum, a Managing Member of Basswood, with respect to all of the reported shares.

The principal business address of each reporting person is 645 Madison Avenue, 10th Floor, New York, New York 10022.

Item 2(c).   Citizenship:

           (i) Basswood Capital Management, LLC is a Delaware limited liability company.
           (ii) Messrs. Lindenbaum are citizens of the United States.


Item 2(d).   Title of Class of Securities:

             Common Stock, par value $.01 per share

Item 2(e).   CUSIP Number:

             55305B101

Item 3.   If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
       	  (c), check whether the person filing is a:

     (a) [   ]  Broker or Dealer registered under section 15 of the
		Act,
     (b) [   ]  Bank as defined in section 3(a)(6) of the Act,
     (c) [   ]  Insurance Company as defined in section 3(a)(19) of
		the Act,
     (d) [   ]  Investment Company registered under Section 8 of theInvestment
            	Company Act of 1940,
     (e) [   ] An investment adviser in accordance with *240.13d-
            	1(b)(1)(ii)(E),
     (f) [   ]  An employee benefit plan or endowment fund in
           	accordance with *240.13d-1(b)(1)(ii)(F),
     (g) [   ]  A parent holding company or control person in  accordance with
           	*240.13d-1(b)(1)(ii)(G),
     (h) [   ]  A savings association as defined in Section 3(b) of the Federal
           	Deposit Insurance Act,
     (i) [   ]  A church plan that is excluded from the definition ofan
           	investment company under section 3(c)(14) of the
           	Investment Company Act of 1940,
     (j) [   ]  A group, in accordance with *13d-1(b)(1)(ii)(J).


Item 4.  Ownership.

       The following states the beneficial ownership of the reporting persons as of May 5, 2005. This report relates to the same shares of Common Stock which may be deemed to be owned (i) directly (in the aggregate) by the Funds and the Managed Accounts, none of which individually beneficially own more than 5% of the class; (ii) indirectly by Basswood Capital Management, LLC, in its capacity as investment advisor to the Funds and the Managed Accounts; and (iii) indirectly by Messrs. Lindenbaum, who, as principals of Basswood Capital Management, LLC, have the power to direct the vote or disposition of such securities.

     Basswood Capital Management, LLC:

     (a)  Amount beneficially owned:  718,600 shares

     (b)  Percent of class: 5.0%

     (c)  Number of shares as to which such person has:
           (i)  Sole power to vote or to direct the vote: None
           (ii) Shared power to vote or to direct the vote:
		718,600 shares
           (iii)Sole power to dispose or to direct the disposition of: None
           (iv) Shared power to dispose or to direct the disposition of:
                718,600 shares

     Matthew Lindenbaum:

     (a)  Amount beneficially owned:  720,815 shares

     (b)  Percent of class: 5.0%

     (c)  Number of shares as to which such person has:
           (i)  Sole power to vote or to direct the vote: 2,215 shares
           (ii) Shared power to vote or to direct the vote:  718,600
		shares
           (iii)Sole power to dispose or to direct the disposition of:
		2,215 shares
           (iv) Shared power to dispose or to direct the disposition of: 718,600 shares

     Bennett Lindenbaum:

     (a)  Amount beneficially owned:  721,065 shares

     (b)  Percent of class:  5.0%

     (c)  Number of shares as to which such person has:
           (i)  Sole power to vote or to direct the vote: 2,465 shares
           (ii) Shared power to vote or to direct the vote:  718,600
		shares
           (iii)Sole power to dispose or to direct the disposition of:
		2,465 shares
           (iv) Shared power to dispose or to direct the disposition of: 718,600 shares

Item 5.  Ownership of Five Percent or Less of a Class.

           Not applicable.

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

           The Funds and the Managed Accounts have the right to receive dividends from and the proceeds of the sale of the subject securities owned by such entities. None of such parties individually owns beneficially more than 5% of the class.


Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

           Not applicable.


Item 8.  Identification and Classification of Members of the Group.

           Not applicable.

Item 9.  Notice of Dissolution of Group.

           Not applicable.

Item 10.  Certification.

           By signing below I (we) certify that, to the best of my (our) knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

After reasonable inquiry and to the best  of  my  (our) knowledge and belief, I
(we) certify that the information set forth in this statement is true, complete and correct.


Dated:  May 13, 2005

  						Basswood Capital Management, LLC

						/s/ Matthew Lindenbaum
						--------------------------------
  						By: Matthew Lindenbaum
  						Title:  Managing Member


						/s/ Matthew Lindenbaum
						---------------------------------
    						Matthew Lindenbaum, an individual


						/s/ Bennett Lindenbaum
						---------------------------------
    						Bennett Lindenbaum, an individual

                            Joint Filing Agreement

Basswood Capital Management, LLC, a Delaware limited liability company, and Matthew and Bennett Lindenbaum, each an individual, hereby agree to file jointly the statement on Schedule 13G to which this Agreement is attached and any amendments thereto which may be deemed necessary, pursuant to Regulation 13D-G under the Securities Exchange Act of 1934.

It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, but such party is not responsible for the completeness and accuracy of information concerning any other party unless such party knows or has reason to believe such information is inaccurate.

It is understood and agreed that a copy of this Agreement shall be attached as an exhibit to the statement on Schedule 13G, and any amendments thereto, filed on behalf of each of the parties hereto.

Dated:  May 13, 2005


						Basswood Capital Management, LLC

						/s/ Matthew Lindenbaum
						--------------------------------
  						By: Matthew Lindenbaum
  						Title:  Managing Member


						/s/ Matthew Lindenbaum
						---------------------------------
    						Matthew Lindenbaum, an individual


						/s/ Bennett Lindenbaum
						---------------------------------
						Bennett Lindenbaum, an individual